                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 6)(1)

                               LIQUID AUDIO, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                   53631T 10 2
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 16, 2002
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             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------------------------

          1         The  remainder  of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,  and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

                    The information required on the remainder of this cover page shall  not be  deemed  to be  "filed"  for  the  purpose  of  Section  18 of the
Securities  Exchange Act of 1934 or otherwise subject to the liabilities of that section  of the Act but  shall be  subject  to all other  provisions  of the Act
(however, see the Notes).

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CUSIP No. 53631T 10 2                    13D             Page 2 of 8 Pages
------------------------------                           -----------------------

================================================================================
      1     NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              STEEL PARTNERS II, L.P.
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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
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      3     SEC USE ONLY

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      4     SOURCE OF FUNDS*
                        WC
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      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
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      6     CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF          7            SOLE VOTING POWER
   SHARES
BENEFICIALLY                                  1,866,366
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                     8            SHARED VOTING POWER

                                              -0-
            --------------------------------------------------------------------
                     9            SOLE DISPOSITIVE POWER

                                              1,866,366
            --------------------------------------------------------------------
                     10           SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,866,366
--------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.2%
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

                        PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 53631T 10 2                    13D             Page 3 of 8 Pages
------------------------------                           -----------------------

================================================================================
      1     NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
--------------------------------- ----------------------------------------------
  NUMBER OF          7            SOLE VOTING POWER
   SHARES
BENEFICIALLY                                  1,866,366
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------- ----------------------------------------------
                     8            SHARED VOTING POWER

                                              -0-
            --------------------- ----------------------------------------------
                     9            SOLE DISPOSITIVE POWER

                                              1,866,366
            --------------------- ----------------------------------------------
                     10           SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,866,366
--------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.2%
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP No. 53631T 10 2                    13D             Page 4 of 8 Pages
------------------------------                           -----------------------

            The following constitutes Amendment No. 6 ("Amendment No. 6") to the
Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule
13D as specifically set forth.

   Item 4 is hereby amended to add the following:

            On April 16, 2002, Steel Partners II delivered a letter to the Board of Directors of the Issuer urging the Board to take the following  actions:  (i)
appoint  Seymour  Holtzman  and  James  Mitarotonda   (representatives   of  the
musicmaker.com, Inc. group) to the Board of Directors rather than engaging in an expensive,  protracted proxy contest with the  musicmaker.com  group at the next annual  meeting  of  shareholders,  and (ii)  declare  a $3.00  per  share  cash distribution  to all  shareholders.  Steel  Partners II believes  that  inviting
Messrs.  Holtzman and  Mitarotonda  to the Board and declaring a $3.00 per share cash  distribution  are  steps  the Board  should  immediately  take in order to maximize  shareholder  value.  Steel  Partners II also  expresses  its continued
concern  with the  Issuer's  high cash burn rate  and,  in Steel  Partners  II's opinion,  the Issuer's flawed business plan. A copy of the letter is filed as an exhibit to this Amendment No. 6 and incorporated herein by reference.

   Item 7 is hereby amended to add the following exhibit:

            7.    Letter from Steel  Partners II, L.P. to the Board of Directors of Liquid Audio, Inc., dated April 16, 2002.

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CUSIP No. 53631T 10 2                    13D             Page 5 of 8 Pages
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                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      April 17, 2002           STEEL PARTNERS II, L.P.

                                     By: Steel Partners, L.L.C.
                                         General Partner

                                     By: /s/ Warren G. Lichtenstein
                                     ----------------------------
                                     Warren G. Lichtenstein
                                     Chief Executive Officer

                                     /s/ Warren G. Lichtenstein
                                     ---------------------------
                                     WARREN G. LICHTENSTEIN

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CUSIP No. 53631T 10 2                    13D             Page 6 of 8 Pages
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                                 EXHIBIT INDEX

Exhibit                                                                   Page
-------                                                                   ----

1.      Joint Filing  Agreement,  dated July 26, 2001 (previously
        filed).

2.      Letter  from  Steel  Partners  II,  L.P.  to the Board of
        Directors of Liquid Audio, Inc., dated September 10, 2001
        (previously filed).

3.      Letter from Steel  Partners II, L.P. to certain  officers
        and  directors of Liquid  Audio,  Inc.,  dated October 3,
        2001 (previously filed).

4.      Letter  from  Steel  Partners  II,  L.P.  to the Board of
        Directors of Liquid Audio,  Inc.,  dated October 22, 2001
        (previously filed).

5.      Letter  from  Steel  Partners  II,  L.P.  to the Board of
        Directors of Liquid Audio,  Inc.,  dated October 25, 2001
        (previously filed).

6.      Letter  from  Steel  Partners  II,  L.P.  to the Board of
        Directors of Liquid Audio,  Inc., dated November 26, 2001
        (previously filed).

7.      Letter  from  Steel  Partners  II,  L.P.  to the Board of        7 to 8
        Directors of Liquid Audio, Inc., dated April 16, 2002.

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CUSIP No. 53631T 10 2                    13D             Page 7 of 8 Pages
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                                 STEEL PARTNERS
                              150 SOUTH RODEO DRIVE
                                    SUITE 100
                         BEVERLY HILLS, CALIFORNIA 90212
                                    --------
                               TEL (310) 246-3741
                               FAX (310) 777-3041

April 16, 2002

The Board of Directors
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, California 94063

Ladies and Gentlemen:

Steel  Partners II, L.P.,  the largest  shareholder  of Liquid Audio,  Inc. (the
"Company"),  remains  alarmed by the continuing cash burn of the Company and the
Board of Directors' apparent indifference to the many important issues raised by the musicmaker.com group and other shareholders of the Company. We fear that the
Board intends to allow management to continue to pursue its flawed business plan and  potentially  waste  hundreds of thousands of dollars on a protracted  proxy fight with the musicmaker.com group at the next annual meeting of shareholders.

Because  we  are  convinced  that   shareholders   will   overwhelmingly   elect
musicmaker.com's  slate of  directors,  we  propose  that the Board ask  Seymour
Holtzman and James Mitarotonda to join the Board now and not waste more money on a pointless  proxy fight.  Additionally,  we believe it would be embarrassing to the Company and its shareholders if Gerald Kearby, Chairman, Chief Executive and
Co-Founder  and Robert  Flynn,  Senior Vice  President and  Co-Founder  lose the election by such a wide margin.

An alternative for enhancing  shareholder  value would be to declare a $3.00 per share cash  distribution  to all  shareholders,  a suggestion  we have made many times. As per the guidance issued by management on their most recent  conference call,  the Company had a cash balance of  approximately  $85 million as of March
31, 2002,  or $3.75 per share.  If the Board  declared this $3.00 per share cash distribution,  the Company  would have  approximately  $17 million to pursue its business strategy.  We firmly believe that if the Company cannot operate on this budget, then the Board must acknowledge the business plan is severely flawed and should  immediately  explore  other  options  such as selling the Company to the highest bidder.

------------------------------                           -----------------------
CUSIP No. 53631T 10 2                    13D             Page 8 of 8 Pages
------------------------------                           -----------------------

Recently,  we reiterated our suggestion to the Company and its advisors and were told that a cash distribution  would not solve the Company's  "problem" which is
the  large  ownership  by  unhappy   shareholders;   in  simple  terms,  a  cash
distribution  will not get rid of the  dissatisfied  owners.  The  Board  should understand that by making this  distribution,  many of the current issues raised by  shareholders  are likely to go away.  Instead of wasting  valuable cash on a business  plan  destined  for  failure  and an  unwinnable  proxy  fight  at the
shareholders'   expense,  we  suggest  that  you  should  immediately  focus  on maximizing shareholder value.

Finally, we remain perplexed as to why directors or officers have not acquired a greater stake in the Company when its shares trade near an all-time low and at a
62% discount to its cash  balance as of April 15,  2002.  Why should we have any confidence  in the Board when it has such nominal  ownership in the Company?  We suspect the answer is that it lacks confidence in its own business plan.

We believe by inviting musicmaker.com's slate of directors to join the Board and making a $3.00 cash distribution,  all shareholders will benefit.  If neither of these  alternatives  is  palatable  to you,  we ask that  you  hold  the  annual shareholders  meeting  immediately and allow the shareholders to promptly decide the  appropriate  fate of the Company.  We ask that you act  responsibly  by not frivolously wasting shareholders' money on a proxy contest that is very likely a fait accompli.

If you would like to further  discuss any of the above ideas,  please call me at
(310) 246-3741.

Very truly yours,

/s/ Josh Schechter
------------------
Josh Schechter
Steel Partners